<u>Video Transcript</u>

A series of visuals, including close-ups of different parts of ElliptiGO bikes and shots of people riding ElliptiGO bikes in different settings, with the following text appearing in the center of the screen for a few seconds and then fading out:

High performance

Low impact elliptical motion

Burns 33% more calories than a bike

Full-body workout

Fun to ride

Expert craftsmanship

Highest quality materials

Beautiful design

Easy to ride

Easy to transport

The freedom to go wherever the road takes you

ElliptiGO

Revolutionize your fitness